UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Grupo Aeroportuario del Pacifico Reports Passenger Traffic Increase of 11.4% for the Month of December

GUADALAJARA, Mexico, Jan. 06, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of December 2019, compared to traffic figures for December 2018.

During December 2019, total terminal passengers at GAP’s 14 airports increased by 11.4%, compared to the same period of the previous year. Domestic passenger traffic increased by 7.6%, while international passenger traffic increased by 15.9%.

Domestic Terminal Passengers – 13 airports (in thousands):

Airport	Dec-18	Dec-19	Change	Jan-Dec 18	Jan-Dec 19	Change
Guadalajara	900.0	911.7	1.3%	10,313.5	10,495.8	1.8%
Tijuana*	458.5	519.0	13.2%	5,501.8	5,979.7	8.7%
Los Cabos	145.7	161.5	10.8%	1,672.2	1,915.7	14.6%
Puerto Vallarta	132.4	166.2	25.6%	1,605.3	1,839.3	14.6%
Montego Bay	0.4	0.9	97.9%	8.5	9.2	9.0%
Guanajuato	175.5	182.3	3.9%	1,654.3	2,056.9	24.3%
Hermosillo	138.5	159.7	15.3%	1,674.9	1,803.8	7.7%
Mexicali	106.1	110.4	4.0%	1,132.6	1,191.9	5.2%
La Paz	83.6	88.7	6.0%	914.9	995.4	8.8%
Morelia	44.4	51.9	16.8%	369.2	478.8	29.7%
Aguascalientes	54.5	57.0	4.5%	676.8	635.2	-6.1%
Los Mochis	31.5	33.8	7.2%	338.5	384.4	13.5%
Manzanillo	9.4	8.7	-7.4%	97.2	95.3	-1.9%
Total	2,280.6	2,451.7	7.5%	25,959.8	27,881.6	7.4%

International Terminal Passengers – 13 airports (in thousands):

Airport	Dec-18	Dec-19	Change	Jan-Dec 18	Jan-Dec 19	Change
Guadalajara	390.9	427.5	9.3%	4,038.0	4,350.5	7.7%
Tijuana*	293.5	333.4	13.6%	2,333.3	2,946.1	26.3%
Los Cabos	333.4	361.7	8.5%	3,576.8	3,693.4	3.3%
Puerto Vallarta	351.7	353.5	0.5%	3,161.7	3,212.5	1.6%
Montego Bay	438.5	448.6	2.3%	4,474.0	4,698.5	5.0%
Guanajuato	65.6	69.5	5.9%	684.5	698.9	2.1%
Hermosillo	6.1	6.9	12.7%	68.8	70.2	2.1%
Mexicali	0.6	0.7	22.3%	5.9	6.9	17.1%
La Paz	0.9	0.9	4.4%	11.4	12.8	11.8%
Morelia	33.5	42.8	27.8%	360.4	418.9	16.2%
Aguascalientes	17.8	22.0	24.0%	191.7	223.2	16.4%
Los Mochis	0.5	0.5	-8.1%	6.3	6.9	10.2%
Manzanillo	8.9	10.2	15.1%	75.3	79.4	5.4%
Total	1,941.7	2,078.2	7.0%	18,988.1	20,418.4	7.5%

Total Terminal Passengers – 13 airports (in thousands):

Airport	Dec-18	Dec-19	Change	Jan-Dec 18	Jan-Dec 19	Change
Guadalajara	1,290.9	1,339.1	3.7%	14,351.6	14,846.3	3.4%
Tijuana*	752.0	852.5	13.4%	7,835.1	8,925.9	13.9%
Los Cabos	479.1	523.2	9.2%	5,249.0	5,609.1	6.9%
Puerto Vallarta	484.0	519.7	7.4%	4,767.1	5,051.9	6.0%
Montego Bay	438.9	449.5	2.4%	4,482.4	4,707.7	5.0%
Guanajuato	241.1	251.8	4.4%	2,338.8	2,755.8	17.8%
Hermosillo	144.6	166.5	15.2%	1,743.8	1,874.1	7.5%
Mexicali	106.7	111.1	4.1%	1,138.5	1,198.8	5.3%
La Paz	84.5	89.6	6.0%	926.3	1,008.1	8.8%
Morelia	77.9	94.7	21.6%	729.6	897.8	23.0%
Aguascalientes	72.3	79.0	9.3%	868.5	858.4	-1.2%
Los Mochis	32.1	34.3	6.9%	344.8	391.3	13.5%
Manzanillo	18.3	18.9	3.5%	172.5	174.7	1.3%
Total	4,222.3	4,529.9	7.3%	44,947.9	48,299.9	7.5%
*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users:

Airport	Dec-18	Dec-19	Change	Jan-Dec 18	Jan-Dec 19	Change
Tijuana	288.6	328.4	13.8%	2,261.5	2,897.9	28.1%

Kingston Airport (in thousands):

Passengers	Dec-18	Dec-19	Change	Jan-Dec 18	Jan-Dec 19	Change
Domestic	N/A	1.5	N/A	N/A	3.2	N/A
International	N/A	172.7	N/A	N/A	405.5	N/A
Totales	N/A	174.2	N/A	N/A	408.7	N/A

Total Passengers – 14 airports (in thousands):

Pasajeros	Dec-18	Dec-19	Change	Jan-Dec 18	Jan-Dec 19	Change
Domestic	2,280.6	2,453.2	7.6%	25,959.8	27,884.8	7.4%
International	1,941.7	2,250.8	15.9%	18,988.1	20,823.9	9.7%
Totales	4,222.3	4,704.1	11.4%	44,947.9	48,708.6	8.4%

Highlights for the Period:

  Seats and Load Factors: In December 2019, the number of seats available increased by 6.9% compared to December 2018; while load factor for the month increased by 30 basis points, from 79.3% in December 2018 to 79.6% in December 2019.

  New Routes:
    Guanajuato – Chicago O´Hare: VivaAerobus
    Guadalajara – Chicago O´Hare: VivaAerobus
    Kingston – Camiguin: Caribbean Airlines
    Kingston – Montego Bay: Caribbean Airlines
    Montego Bay – Lima: LATAM Airlines
    Montego Bay – Santa Clara: Sunwing
    Morelia – Chicago O´Hare: VivaAerobus
    Puerto Vallarta – Monterrey: Aeroméxico
    Puerto Vallarta – Tijuana: VivaAerobus
    Puerto Vallarta – Winnipeg: Swoop
    Los Cabos – Portland: Sun Country
    Los Cabos – Puerto Vallarta: VivaAerobus
    Los Cabos – Querétaro: Aeroméxico

  Kingston: The Company assumed control of this airport on October 10, 2019. Historical figures are presented for comparison purposes, for a total of 174.2 thousand passengers at December 2019, a 19.8% increase compared to December 2018.

Company Description
Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: January 6, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer